File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

N/A
(Translation of Registrants Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing theinformation contained in this form is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under theSecurities Exchange Act of 1934)

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 25, 2006

Vitro Delivers Strong Results in 1Q’06
Consolidated Sales Up 13% and EBITDA gains 10%

San Pedro Garza García, Nuevo León, Mexico – April 25, 2006 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the worlds largest producers and distributors of glass products, today announced 1Q’06 unaudited results. Year over year consolidated sales rose 13.4 percent and EBITDA increased 9.9 percent. Consolidated EBITDA margins of 13.0 percent for the quarter reflect a slight decline of 0.4 percentage points. Excluding divestitures of Plasticos Bosco (Bosco) in April 2005 and Quimica M in March 2006, consolidated sales rose 16.6 percent and consolidated EBITDA increased 13.0 percent during the same period.

FINANCIAL HIGHLIGHTS*
	1Q06	1Q05	% Change
Consolidated Net Sales	568	501	13.4%
FlatGlass	295	265	11.5%
GlassContainers	266	220	20.9%
Cost of Sales	425	369	15.2%
Gross Income	143	132	8.4%
Gross Margins	25.2%	26.4%	-1.2pp
SG&A	116	111	5.1%
SG&A % of sales	20.5%	22.1%	-1.6pp
EBIT	27	21	25.2%
EBIT Margins	4.7%	4.3%	0.4 pp
EBITDA	74	67	9.9%
FlatGlass	21	20	4.5%
GlassContainers	52	44	18.2%
EBITDA Margins	13.0%	13.4%	-0.4pp
Net Income	(59)	(23)	-
Net Income Margins	-10.4%	-4.6%	-583bps
Total Debt	1,354	1,435	-5.6%
ShortTermDebt	460	332	38.3%
LongTermDebt	894	1,102	-18.9%
Average life of debt	3.3	4.3

Cash & Cash Equivalents	132	204	-35.3%
* Million US$ Nominal

Mr. Rodriguez continued, “This quarter Glass Containers continues to report a stellar performance. This is one of Vitro’s key core businesses where we will devote a lot of our energy and resources to maintain and expand it’s market leadership and profitability“

“At Flat Glass we are now seeing a solid positive trend in our results and, most importantly, cash flow. Trends, especially in the domestic construction market, are showing new positive dynamics.”

“We continue to see success in our cost reduction efforts particularly to lower SG&A as a percentage of sales. This quarter, we achieved another goal, reducing SG&A to 20 percent from 22 percent in the first quarter of 2005.”

“Strategically we are on target. Year over year, this quarter we reduced gross debt at the holding company level by US$151 million and consolidated gross debt by US$81 million to US$1.354 billion. During the quarter we finalized the negotiations for the sale of Crisa for US$103 million total cash inflow. Sales of real estate are progressing: we have concluded the sale of one property with US$18 million in proceeds and are in the process to complete additional transactions amounting US$22 million. These transactions will fund our 2006 debt amortizations.”

“We’ve delivered on our strategy to become a glass company and are continuing to deliver on our commitment to strengthen our financial structure. We are building a stronger company as we move forward toward 2007.”

All figures provided in this announcement are in accordance with Generally Accepted Accounting Princ iples in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

	Mar-05	Mar-06
Inflation in Mexico
Quarter	0.8%	0.9%
LTM	4.4%	3.4%
Inflation in USA
Quarter	0.4%	0.6%
LTM	3.0%	3.6%
Exchange Rate
Closing	11.1783	10.8935
Devaluation
Quarter	0.3%	2.4%
LTM	0.0%	-2.5%

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the worlds leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitros subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

First Quarter 2006 results
Conference Call and Web cast
Wednesday, April 26, 2006
11:00 AM U.S. EST – 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through the end of the day on May 26, 2006. For inquiries regarding the conference call, please contact Michael Fehle of Breakstone Group via telephone at (646) 452-2337, or via email at mfehle@breakstone-group.com.

For further information, please contact:

Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results
Sales
EBIT and EBITDA
Consolidated Financing Cost
Taxes
Consolidated Net Loss
Capital Expenditures
Consolidated Financial Position
Cash Flow
Key Developments
Flat Glass
Glass Containers
Consolidated Financial Statements
Segmented Information
VENAs Consolidated Financial Statements

Consolidated Results

1Q06 Highlights
US$ Million

	SALES				EBITDA				TOTAL DEBT			INTER COMPANY DEBT		DEBT WITH THIRD PARTIES			CASH & CASH EQUIVALENTS 3
	%	1Q06 $	1Q05 $	YoY Change %	%	1Q06 $	1Q05 $	YoY Change %	1Q06 $	1Q05 $	YoY Change %	1Q06 $	1Q05 $	1Q06 $	1Q05 $	YoY Change %	1Q06 $	1Q05 $	YoY Change %
FLAT GLASS	52	295	265	11.5	28	21	20	4.5	430	341	25.8	241	93	189	249	-24.1	43	47	-8.2
CONTAINERS	47	266	220	20.9	70	52	44	18.2	544	530	2.7	-40	75	584	454	28.6	64	39	63.5
HOLDING1,2	1	8	17	-54.6	2	1	3	-66.7	381	564	-32.5	-200	-168	581	732	-20.6	24	117	-79.2
TOTAL	100	568	501	13.4	100	74	67	9.9	1354	1435	-5.6			1354	1435	-5.6	132	204	-35.3

1 Sales for the Holding Co. represent only third party revenues.
2 Holding includes all corporate companies
3 Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing long term debt and derivatives instruments accounted for in current and other long term assets.

Sales

Consolidated net sales for 1Q’06 increased 13.4 percent YoY to US$568 million and 9.9 percent to US$2,280 million for LTM 2006. Flat Glass and Glass Containers sales for the quarter rose 11.5 percent and 20.9 percent YoY respectively.

During the quarter domestic, export, and foreign subsidiaries’ sales grew 20.1 percent, 1.8 percent, and 15.0 percent respectively YoY, as a result of strong volumes at the Flat Glass and Glass Containers business units.

On a comparable basis, excluding Bosco and Quimica M, which were divested in April 2005 and March 2006, respectively, consolidated net sales for the quarter rose 16.6 percent YoY.

The US dollar amounts of the peso-denominated operations are higher when compared to the peso figures, owing to a lower average exchange rate during this quarter compared with 1Q’05.

Table 1
Sales
(Million)
			YoY%	LTM		YoY%
	1Q06	1Q05	Change	2006	2005	Change
Constant Pesos
Total Consolidated Sales	6,120	5,722	7.0	25,028	24,235	3.3
Flat Glass	3,188	3,001	6.2	12,742	12,581	1.3
Glass Containers	2,852	2,528	12.8	11,906	10,863	9.6
Domestic Sales	2,543	2,308	10.2	10,436	10,316	1.2
Export Sales	1,507	1,581	(4.7)	6,484	6,564	(1.2)
Foreign Subsidiaries	2,070	1,833	12.9	8,099	7,355	10.1

Nominal Dollars
Total Consolidated Sales	568	501	13.4	2,280	2,074	9.9
Flat Glass	295	265	11.5	1,161	1,085	7.0
Glass Containers	266	220	20.9	1,085	923	17.6
Domestic Sales	239	199	20.1	956	860	11.1
Export Sales	140	138	1.8	590	559	5.5
Foreign Subsidiaries	190	165	15.0	733	654	12.1

% Foreign Currency Sales* / Total Sales	58%	60%	-2.3pp	58%	59%	-0.4pp
% Export Sales / Total Sales	25%	27%	-2.8pp	26%	27%	-1.1pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter increased 25.2 percent YoY to US$27 million from US$22 million last year. EBIT margin increased 0.4 percentage points to 4.7 percent. For LTM 2006, EBIT margin increased 1.2 percentage points. On a comparable basis, excluding Bosco and Quimica M, consolidated EBIT for the quarter increased 32.6 percent YoY.
EBIT for the quarter at Glass Containers increased by 38.7 percent YoY, while at Flat Glass EBIT increased 11.6 percent. On a comparable basis, excluding Quimica M, Flat Glass EBIT rose 84.3 percent.
Consolidated EBITDA for the quarter increased 9.9 percent to US$74 million from US$67 million in 1Q’05. The EBITDA margin decreased 0.4 percentage points YoY to 13.0 percent. For LTM 2006, consolidated EBITDA increased 7.9 percent to US$343 million from US$318 million in LTM 2005. On a comparable basis, excluding Bosco and Quimica M, consolidated EBITDA for the quarter increased 13 percent YoY.
During the quarter, EBITDA increased 4.5 percent YoY at Flat Glass. EBITDA at Glass Containers rose 18.2 percent. On a comparable basis, excluding Quimica M, EBITDA for Flat Glass during the quarter increased 14.6 percent YoY. Glass Containers was the major EBITDA contributor for the quarter.

Table 2
EBIT and EBITDA
(Million)
			YoY%	LTM		YoY%
	1Q06	1Q05	Change	2006	2005	Change
Constant Pesos
Consolidated EBIT	292	243	20.1	1,743	1,415	23.2
Margin	4.8%	4.2%	0.6pp	7.0%	5.8%	1.2pp
Flat Glass	51	43	18.7	461	722	(36.1)
Glass Containers	261	201	30.0	1,303	845	54.2
Consolidated EBITDA	789	770	2.6	3,761	3,761	(0.0)
Margin	12.9%	13.5%	-0.6pp	15.0%	15.5%	-0.5pp
Flat Glass	224	225	(0.5)	1,126	1,485	(24.2)
Glass Containers	554	506	9.5	2,516	2,253	11.7

Nominal Dollars
Consolidated EBIT	27	22	25.2	159	121	31.4
Margin	4.7%	4.3%	0.4pp	7.0%	5.8%	1.2pp
Flat Glass	5	4	11.6	42	62	(32.4)
Glass Containers	24	17	38.7	118	71	65.9
Consolidated EBITDA	74	67	9.9	343	318	7.9
Margin	13.0%	13.4%	-0.4pp	15.0%	15.3%	-0.3pp
Flat Glass	21	20	4.5	103	127	(18.8)
Glass Containers	52	44	18.2	229	189	21.1

Consolidated Financing Cost

Consolidated financing costs for the quarter increased to US$74 million compared with US$47 million during 1Q’05. This was primarily due to a higher non-cash foreign-exchange loss of US$18 million during the quarter compared to US$2 million in 1Q’05 due to a higher devaluation rate in 1Q’06; in addition, an increase in other financial expenses driven mainly by losses in derivative transactions which offset a reduction in interest expense.

Table 3
Total Financing Cost
(Million)
			YoY%	LTM		YoY%
	1Q06	1Q05	Change	2006	2005	Change
Constant Pesos
Interest Expense	437	508	(14.0)	1,790	1,771	1.1
Interest Income	(28)	(64)	(57.1)	(124)	(172)	(28.1)
Other Financial Expenses (Gain)*	286	155	85.2	643	603	6.7
Foreign Exchange Loss (Gain)	207	27	667.1	(210)	169	--
Monetary Position (Gain)	(105)	(82)	28.5	(448)	(573)	(21.8)
Total Financing Cost (Gain)	798	544	46.7	1,651	1,797	(8.1)

Nominal Dollars
Interest Expense	41	44	(6.2)	164	148	10.6
Interest Income	(3)	(6)	(53.7)	(11)	(15)	(23.0)
Other Financial Expenses (Gain)*	27	13	101.9	60	51	18.0
Foreign Exchange Loss (Gain)	18	2	748.8	(19)	12	--
Monetary Position (Gain)	(10)	(7)	41.3	(41)	(48)	(14.2)
Total Financing Cost (Gain)	74	47	58.4	152	148	2.2
* Net of other interest income.
* Includes effect of bulletin C-10 (derivative transactions) and interest related to factoring transactions

Taxes

Total Taxes and PSW decreased from an income of US$6 million in 1Q’05 to an expense of US$18 million for this quarter. This decrease was derived mainly from a reserve of US$18 million of a recoverable tax on assets and a change in depreciation rate for tax purposes of some of our assets, which was partially offset with a higher foreign exchange loss. Neither of such events represent a cash flow.

Table 4
Taxes and Profit Sharing to Workers
(Million)
			YoY%	LTM		YoY%
	1Q06	1Q05	Change	2006	2005	Change
Constant Pesos
Accrued Income Tax	36	109	(67.5)	34	107	(68.4)
Deferred Income Tax (gain)	153	(219)	--	(220)	(333)	(33.7)
Total Income Tax	189	(110)	--	(187)	(226)	(17.4)
Profit Sharing to Workers	7	38	(82.4)	16	118	(86.3)
Total Taxes and PSW	196	(72)	--	(171)	(108)	57.7

Nominal Dollars
Accrued Income Tax	3	9	(65.9)	3	9	(64.8)
Deferred Income Tax (gain)	14	(19)	--	(19)	(28)	(30.6)
Total Income Tax	17	(9)	--	(16)	(19)	(15.5)
Profit Sharing to Workers	1	3	(80.6)	1	10	(85.3)
Total Taxes and PSW	18	(6)	--	(15)	(9)	57.1

Consolidated Net Loss

During the quarter, the Company recorded a consolidated net loss of US$59 million compared to US$23 million during the same quarter last year. This resulted from an increase in financing costs due to higher non-cash foreign exchange losses, in addition to US$18 million in taxes and PSW accrued during the quarter compared to a tax income of US$6 million in 1Q’05.

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$21 million, compared with US$17.9 million in 1Q’05. Flat Glass accounted for 33 percent and was mainly invested in repairing the VF1 furnace and the installation of an automotive glass machine. Glass Containers represented 67 percent of total Capex consumption and included investment in a major furnace repair, inspection equipment, and maintenance.

Consolidated Financial Position

Consolidated gross debt as of March 31 2006 totaled US$1,354 million, a QoQ decrease of US$29 million.
Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and other long term assets, increased QoQ by US$4 million to US$1,222. On a YoY comparison, net debt decreased US$9 million.
As of 1Q’06, the Company had a cash balance of US$132 million, of which US$90 million was recorded as cash and cash equivalents, and US$41 million which corresponded to cash collateralizing debt and derivatives instruments that was classified as current and other long term assets. As of March 31 2006, 31 percent of this cash balance was restricted.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	1Q06	4Q05	3Q05	2Q05	1Q05
Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	1.6	1.7	1.7	1.7	1.7

Leverage
(Total Debt / EBITDA) (Times) LTM	3.9	4.0	4.3	4.2	4.4
(Total Net Debt / EBITDA) (Times) LTM	3.6	3.5	3.7	3.7	3.8

Total Debt	1,354	1,383	1,440	1,395	1,435
Short-Term Debt(1)	460	310	302	389	332
Long-Term Debt	894	1,073	1,138	1,006	1,102

Cash and Equivalents(2)	132	165	220	175	204
Total Net Debt	1,222	1,218	1,220	1,220	1,231

Currency Mix (%) dlls&Euros/Pesos / UDIs	87/7/7	85/8/7	85/8/7	85/9/6	82/10/8
(1) Short term debt includes current maturities of long-term debt.
(2) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing long term debt and derivatives instruments accounted for in current and other long term assets.

• The Company’s average life of debt as of 1Q’06 was 3.3 years compared with 4.3 years for 1Q’05.
• Short term debt as of March 31 2006 increased by US$150 million to 34 percent as a percentage of total debt, compared with 22 percent in 4Q’05. These amounts include current maturities of long-term debt.

• 26 percent of total short-term debt maturities are at the Holding Co. level.
• Revolving and other short-term debt, including trade related debt, accounted for 32 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.
• Current maturities of long-term debt, including current maturities of market debt, increased by US$190 million to US$319 million from US$199 as of December 31, 2005, and as of 1Q’06 represented 69 percent of total short term debt.

• Approximately 46 percent of debt maturities due in the remainder of 2006 are at the operating subsidiary level.
• Market maturities during 2006 include medium-term notes denominated in UDI’s. Maturities for 2007 include the Senior Notes at the Holding Company level, Vena’s Euro Commericial Paper and Credit Facilities at the subsidiary level.
• Market maturities from 2008, 2009, 2010 and thereafter, include the Senior Notes due in 2011 at VENA, the 2010 Secured Term Loan at VENA, long-term “Certificados Bursátiles”, a Private Placement, and the Senior Notes due in 2013 at the Holding Company level.

Cash Flow

Net free cash flow for the quarter improved to negative US$28 million compared to a negative US$34 million in 1Q’05. Higher EBITDA, as well as cash taxes recovered more than compensated for the higher net interest expense and capex investments during the quarter.
On an LTM basis, the Company recorded a free cash flow of US$47 million compared to negative US$9 million during the same period last year. Recovery of working capital as well as higher EBITDA and lower capex investments, more than compensated for the higher net interest expense.

Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%	LTM		YoY%
	1Q06	1Q05	Change	2006	2005	Change
Constant Pesos
EBITDA	789	770	2.6	3,761	3,761	(0.0)
Net Interest Expense(2)	(564)	(487)	15.8	(2,154)	(1,798)	19.8
Capex	(186)	(205)	(9.2)	(1,009)	(1,231)	(18.0)
Working Capital(3)	(323)	(349)	(7.4)	383	(487)	--
Dividends	(43)	(16)	169.6	(206)	(175)	17.8
Cash Taxes (paid) recovered	73	(116)	--	(193)	(179)	8.2
Net Free Cash Flow	(253)	(402)	(37.1)	582	(108)	--

Nominal Dollars
EBITDA	74	67	9.9	343	318	7.9
Net Interest Expense(2)	(53)	(42)	27.0	(197)	(150)	31.4
Capex	(21)	(18)	16.1	(95)	(105)	(9.1)
Working Capital(3)	(31)	(30)	-	33	(41)	--
Dividends	(4)	(2)	162.5	(18)	(15)	18.3
Cash Taxes (paid) recovered	7	(10)	--	(17)	(15)	14.5
Net Free Cash Flow	(28)	(34)	(17.1)	47	(9)	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes derivative transactions, and other financial expenses and products.
(3) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)
Key Developments

Vitro Announces Successful Closing of US$75 million Secured Short Term Notes Issued by Vitro Envases Norteamerica, S.A. de C.V. (“Vena”)
On February 7, 2006 the Company announced that its subsidiary Vena, Vitro’s glass containers division, successfully closed the issuance of US$75 million aggregate principal amount of Senior Secured Short Term Guaranteed Notes (the “Notes”). The facility is secured, on a pari passu basis, with the existing senior secured indebtedness of Vena. The Notes have a maturity of 12 months and a yield of 8 percent p.a. The net proceeds are being used to refinance debt at Vena’s level and for working capital purposes. The market reacted very positively to the offering, which was oversubscribed.

Vitro Completes Sale of Interest in Quimica M
On March 2, 2006 the Company announced that its subsidiary Vitro Plan, S.A. de C.V. has completed the sale of its 51 percent interest in Quimica M, S.A. de C.V. to Solutia Inc. for US$20 million in cash. Solutia is now the sole owner of this Mexican operation which was formed in 1995. Quimica M was a joint venture between Vitro Plan and Solutia and is located near the city of Puebla in Mexico, with Solutia previously owning 49 percent of the shares. With annual sales in 2005 of US$54 million, Quimica M is dedicated to producing PVB interlayer which is used by major glass producers such as Vitro to make laminated glass for use in automobiles and buildings.

Vitro Reaches Agreement with Libbey Inc. to Sell its Stake in Vitrocrisa
On April 3, 2006 the Company announced that it has reached an agreement to sell its 51 percent interest in Vitrocrisa Holdings, S de R.L. de C.V. and related companies (Vitrocrisa) to Libbey Inc., which at that time owned 49 percent of this Mexico-based joint venture formed in 1997. The Equity sale for US$80 million plus an additional US$23 million of intercompany payables and accounts receivable will represent a total inflow of US$103 million to Vitro. In addition, there will be a real estate swap with Libbey. As of December 31, 2005, Vitrocrisa had a total debt of US$67 million which will be refinanced by Libbey. After the transaction is completed, Libbey Inc. will become the sole owner of this Mexican operation. With annual sales of US$192 million in 2005, Vitrocrisa manufactures and distributes glassware for the retail, food service, and industrial segments of the glassware industry, and is the largest manufacturer of glass tableware in Latin America. The completion of this transaction is subject to approval from governmental authorities and Vitro’s shareholders.

Vitro’s Subsidiary in Central America Acquires Vidrios Panameños, S. A.
On April 20, 2006 the Company announced that in a joint effort with its Central American partners and through its subsidiary Empresas Comegua, S.A., commercially known as Grupo Vidriero Centroamericano (VICAL), it has completed the acquisition of the majority of shares of Vidrios Panameños, S.A. (VIPASA), the leading Panama-based glass containers Company. Through this acquisition, VICAL will own approximately 96 per cent of the VIPASA outstanding shares. Since 1964 Vitro has been a partner of VICAL, Central America’s and the Caribbean leading glass containers manufacturing company with production facilities in Guatemala and Costa Rica. The company has some of the most important companies in the region as customers, mainly serving soda bottling companies, beer, as well as liquor, food and pharmaceutical industries. VIPASA is the largest and most important glass containers manufacturer for the beverage, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the American continent. The company’s sales in 2005 reached $23 million dollars.

Flat Glass

(51 percent of LTM Consolidated Sales)

Sales

Flat Glass sales for the quarter increased 11.5 percent YoY to US$295 million from US$265 million. On a comparable basis, excluding Quimica M, which was divested in March 2006, sales rose 13.4 percent YoY.
Domestic sales increased 32.9 percent YoY, mainly as a result of higher automotive and construction-related sales. Construction-related volumes increased 22 percent YoY.
Export sales decreased 11.9 percent YoY due to lower construction-related sales, as we plan to temporarily exit this export market.
Automotive sales increased 24.4 percent YoY driven by larger volumes due to the success of current platforms. These platforms improved product mix at the OEM line and continue to compensate for lower volumes in the Auto Glass Replacement (“AGR”) market.
Sales from foreign subsidiaries continued an upward trend, increasing 15.1 percent YoY to US$160 million from US$139 million. Sales at Vitro America rose 15 percent as a result of increased construction-related volumes. Sales at Vitro Colombia remained flat while the Spanish subsidiary rose 10% driven by incremental monumental contracts.

EBIT & EBITDA

EBIT increased 11.6 percent YoY to US$5 million from US$4 million, while EBITDA increased 4.5 percent to US$21 million from US$20 million. During the same period, EBIT margins remained flat while EBITDA margins decreased 0.4 percentage points.

During the quarter, on a comparable basis, excluding Quimica M, Flat Glass EBIT and EBITDA rose 84.3 percent and 14.6 percent YoY, respectively.

On a YoY comparison, EBIT and EBITDA benefited from higher volumes to both Automotive OEM and Construction markets which helped compensate higher energy costs.

Vitro America and Vitro España continue to generate strong EBITDA, with increases of 66 and 25 percent YoY, respectively.

Table 7
Flat Glass
(Million)
			YoY%	LTM		YoY%
	1Q06	1Q05	Change	2006	2005	Change
Constant Pesos
Consolidated Net sales	3,188	3,001	6.2	12,742	12,581	1.3
Net Sales
Domestic Sales	778	635	22.5	2,811	2,990	(6.0)
Exports	665	825	(19.5)	3,177	3,468	(8.4)
Foreign Subsidiaries	1,746	1,540	13.3	6,754	6,122	10.3
EBIT	51	43	18.7	461	722	(36.1)
EBITDA	224	225	(0.5)	1,126	1,485	(24.2)
EBIT Margin	1.6%	1.4%	0.2pp	3.6%	5.7%	-2.1pp
EBITDA Margin	7.0%	7.5%	-0.5pp	8.8%	11.8%	-3pp

Nominal Dollars
Consolidated Net sales	295	265	11.5	1,161	1,085	7.0
Domestic Sales	73	55	32.9	260	250	4.0
Export Sales	63	71	(11.9)	290	289	0.4
Foreign Subsidiaries	160	139	15.1	611	546	11.9
EBIT	5	4	11.6	42	62	(32.4)
EBITDA	21	20	4.5	103	127	(18.8)
EBIT Margin	1.5%	1.5%	0pp	3.6%	5.7%	-2.1pp
EBITDA Margin	7.1%	7.5%	-0.4pp	8.9%	11.8%	-2.9pp

Volumes
Flat Glass (Thousands of m2B)(2)	34,180	35,302	(3.2)	140,379	158,076	(11.2)

Capacity utilization
Flat Glass furnaces(1)	84%	103%	-19pp
Flat Glass auto	88%	86%	2pp

(1) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

(2) m2B = Reduced Squared Meters
Glass Containers

(48 percent of LTM Consolidated Sales)

Sales

Sales increased by 20.9 percent YoY to US$266 million from US$220 million.

Strong volumes across most segments continue to be the main driver behind the 24.4 percent increase YoY in domestic sales. Higher sales in the food, beer, CFT (Cosmetics, Fragrances & Toiletries) and soft drinks business lines compensated for lower sales at the wine and liquor segment.

Export sales grew 16.4 percent YoY due to the continued rise in sales at the CFT segment partly as a result of increased demand in the South American and European markets and larger volumes at the Wine & Liquor segment.

EBIT and EBITDA

EBIT for the quarter increased 38.7 percent YoY to US$24 million from US$17 million in 1Q’05. EBITDA for the same period rose 18.2 percent to US$52 million from US$44 million.

EBITDA growth was driven by higher volumes and a better product mix given unexpectedly high first quarter demand for glass containers. These volumes more than offset higher maintenance costs associated with the utilization of all furnaces to meet this demand, as well as higher energy costs.

EBITDA from Mexican glass containers operations, which is VENA’s core business and represents approximately 79 percent of total EBITDA, rose 21.4 percent YoY.

Table 8
Glass Containers
(Million)
			YoY%	LTM		YoY%
	1Q06	1Q05	Change	2006	2005	Change
Constant Pesos
Consolidated Net sales	2,852	2,528	12.8	11,906	10,863	9.6
Net Sales
Domestic Sales	1,686	1,480	13.9	7,255	6,564	10.5
Exports	842	755	11.5	3,306	3,066	7.8
Foreign Subsidiaries	325	293	10.9	1,345	1,233	9.1
EBIT	261	201	30.0	1,303	845	54.2
EBITDA	554	506	9.5	2,516	2,253	11.7
EBIT Margin	9.1%	7.9%	1.2pp	10.9%	7.8%	3.1pp
EBITDA Margin	19.4%	20.0%	-0.6pp	21.1%	20.7%	0.4pp

Nominal Dollars
Consolidated Net sales	266	220	20.9	1,085	923	17.6
Domestic Sales	159	127	24.4	663	547	21.2
Export Sales	77	66	16.4	300	268	12.1
Foreign Subsidiaries	30	26	15.0	122	108	13.0
EBIT	24	17	38.7	118	71	65.9
EBITDA	52	44	18.2	229	189	21.1
EBIT Margin	9.1%	7.9%	1.2pp	10.9%	7.7%	3.2pp
EBITDA Margin	19.5%	19.9%	-0.4pp	21.1%	20.5%	0.6pp

Glass Containers
Domestic (Millions of Units)	1,105	901	22.6	4,585	3,966	15.6
Exports (Millions of Units)	305	288	5.8	1,237	1,173	5.5
Total	1,410	1,189	18.6	5,822	5,139	13.3
Capacity utilization (furnaces)	98%	98%	0pp
Capacity utilization (production lines)	84%	86%	-2pp
Soda Ash (Thousands Tons)	154	147	4.8	-	-	--
Table 9
Glassware
(Million)
			YoY%	LTM		YoY%
	1Q06	1Q05	Change	2006	2005	Change
Constant Pesos
Consolidated Net sales	517	644	(19.7)	2,196	2,816	(22.0)
Net Sales
Domestic Sales	333	433	(23.1)	1,374	1,877	(26.8)
Exports	184	211	(12.7)	822	939	(12.4)
EBIT	28	(7)	--	92	79	16.7
EBITDA	85	65	31.0	320	362	(11.4)
EBIT Margin	5.4%	-1.0%	6.4pp	4.2%	2.8%	1.4pp
EBITDA Margin	16.4%	10.0%	6.4pp	14.6%	12.8%	1.8pp

Nominal Dollars
Consolidated Net sales	48	56	(13.0)	200	237	(15.4)
Domestic Sales	31	38	(16.7)	126	158	(20.8)
Export Sales	17	18	(5.3)	75	79	(4.5)
EBIT	3	(1)	--	8	6	29.9
EBITDA	8	6	43.5	29	30	(2.5)
EBIT Margin	5.4%	-1.0%	6.4pp	4.2%	2.7%	1.5pp
EBITDA Margin	16.4%	10.0%	6.4pp	14.6%	12.7%	1.9pp

Sales mix glassware products (Volume terms)
Retail	36.8%	33.1%	3.7pp	33.9%	31.7%	2.2pp
Wholesaler	24.3%	33.8%	-9.5pp	23.5%	25.2%	-1.7pp
Industrial	35.0%	28.5%	6.5pp	38.5%	38.9%	-0.4pp
OEM	3.9%	4.6%	-0.7pp	4.1%	4.2%	-0.1pp

Capacity utilization (installed)	74%	69%	5pp
Capacity utilization (available)	74%	77%	-3pp

CONSOLIDATED
VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
(MILLION)
FOR THE PERIODS,

	First Quarter						January - March
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.
Consolidated Net Sales	6,120	5,722	7.0	568	501	13.4	25,028	24,235	3.3	2,280	2,074	9.9
Cost of Sales	4,574	4,215	8.5	425	369	15.2	18,154	17,585	3.2	1,654	1,504	9.9
Gross Income	1,547	1,507	2.6	143	132	8.4	6,874	6,650	3.4	626	570	9.9
SG&A Expenses	1,255	1,264	(0.7)	116	111	5.1	5,131	5,235	(2.0)	467	449	4.1
Operating Income	292	243	20.1	27	21	25.2	1,743	1,415	23.2	159	121	31.4

Interest Expense	437	508	(14.0)	41	44	(6.2)	1,790	1,930	(7.3)	164	161	1.5
Interest Income	(28)	(64)	(57.1)	(3)	(6)	(53.7)	(124)	(172)	(28.1)	(11)	(15)	(23.0)
Other Financial Expenses (net)	286	155	85.2	27	13	101.9	643	444	45.0	60	37	59.8
Exchange Loss (Gain)	207	27	667.1	18	2	748.8	(210)	169	--	(19)	12	--
Gain from Monet. Position	(105)	(82)	28.5	(10)	(7)	41.3	(448)	(573)	(21.8)	(41)	(48)	(14.2)
Total Financing Cost	798	544	46.7	74	47	58.4	1,651	1,797	(8.1)	152	148	2.2
Other Income	(65)	32	--	(6)	3	--	312	515	(39.5)	27	44	(38.4)
Inc. (loss) bef. Tax & PSW	(441)	(333)	(32.2)	(41)	(28)	(46.6)	(219)	(897)	(75.6)	(20)	(72)	71.7
Income Tax and PSW	196	(72)	--	18	(6)	--	(171)	(108)	57.7	(15)	(9)	(57.1)
Net Inc. (loss) Cont. Opns.	(636)	(261)	(143.4)	(59)	(22)	(168.3)	(49)	(789)	(93.8)	(5)	(62)	91.2
Income (loss)of Discont. Oper.	1	(10)		0	(1)		14	76	(81.7)	1	6
Extraordinary Items, Net	-	-		-	-		(119)	-	--	(11)	-
Net Income (Loss)	(635)	(271)	(134.2)	(59)	(23)	(157.2)	(154)	(713)	(78.5)	(15)	(56)	73.5
Net Income (loss) of Maj. Int.	(620)	(258)	(140.4)	(58)	(22)	(163.0)	(313)	(879)	(64.4)	(29)	(71)	58.8
Net Income (loss) of Min. Int.	(15)	(13)	(12.5)	(1)	(1)	(37.4)	159	166	(4.2)	14	15	(3.0)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2006	2005	%Var.	2006	2005	%Var.	FINANCIAL INDICATORS	1Q06	1Q05
Cash & Cash Equivalents	984	1,841	(46.6)	90	161	(43.9)	Debt/EBITDA LTM,(times)	3.9	4.4
Trade Receivables	1,242	1,916	(35.2)	114	168	(32.3)	EBITDA/Total Net Fin. Exp.(LTM,times)	1.6	1.7
Inventories	3,774	3,974	(5.0)	346	349	(0.7)	Debt/Firm Value (times)	0.7	0.7
Other Current Assets	2,069	1,927	7.4	190	168	13.0	Debt/Equity (times)	1.9	2.1
Current Assets from Disc. Operations	844	1,037	(18.7)	77	90	(13.9)	Total Liab./Stockh. Equity (times)	2.8	3.0
Total Current Assets	8,912	10,696	(16.7)	818	936	(12.6)	Curr. Assets/Curr. Liab.(times)	0.9	1.2
							Sales/Assets (times)	-	-
Prop., Plant & Equipment	16,635	17,638	(5.7)	1,527	1,534	(0.5)	EPS (Ps$)*	(2.10)	(0.87)
Deferred Assets	1,620	1,803	(10.1)	149	160	(7.3)	EPADR US$)*	(0.59)	0.22
LT Assets from Disc. Operations	1,140	1,363	(16.4)	105	118	(11.3)
Other Long-Term Assets	1,110	597	86.1	102	52	94.5	*Based on the weighted average shares outstanding.
Total Assets	29,418	32,096	(8.3)	2,701	2,801	(3.6)	OTHER DATA
							#Shares Issued (thousands)	324,000	324,000
Short-Term & Curr. Debt	5,008	3,819	31.1	460	332	38.3
Trade Payables	1,809	1,964	(7.9)	166	173	(3.8)	#Average Shares Outstanding (thousands)	295,728	295,728
Other Current Liabilities	2,452	2,468	(0.6)	225	216	4.0
Current Liabilities from Disc. Operations	448	511	(12.4)	41	44	(7.0)	#Employees	21,542	21,531
Total Curr. Liab.	9,717	8,762	10.9	892	766	16.5
Long-Term Debt	9,743	12,725	(23.4)	894	1,102	(18.9)
Other LT Liabilities	1,392	1,319	5.6	128	115	11.0
LT Liabilities from Disc. Operations	768	1,247	(38.4)	70	108	(34.6)
TotalLiabilities	21,620	24,054	(10.1)	1,985	2,091	(5.1)

Majority interest	5,080	5,207	(2.4)	464	459	1.1
Minority Interest	2,718	2,836	(4.2)	251	251	(0.1)
Total Shar. Equity	7,798	8,043	(3.0)	715	710	0.6

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
(MILLION)
FOR THE PERIODS,

	First Quarter						Last Twelve Months
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%
FLAT GLASS
Net Sales	3,188	3,001	6.2%	295	265	11.5%	12,745	12,581	1.3%	1,161	1,085	7.0%
Interd. Sales	0	0	571.4%	0	0	800.0%	2	0	--	0	0	869.6%
Con. Net Sales	3,188	3,001	6.2%	295	265	11.5%	12,742	12,581	1.3%	1,161	1,085	7.0%
Expts.	665	825	-19.5%	63	71	-11.9%	3,177	3,468	-8.4%	290	289	0.4%
EBIT	51	43	18.7%	5	4	11.6%	461	722	-36.1%	42	62	-32.4%
Margin (1)	1.6%	1.4%		1.5%	1.5%		3.6%	5.7%		3.6%	5.7%
EBITDA	224	225	-0.5%	21	20	4.5%	1,126	1,485	-24.2%	103	127	-18.8%
Margin(1)	7.0%	7.5%		7.1%	7.5%		8.8%	11.8%		8.9%	11.7%

Flat Glass Volumes (Thousand m2B)(3)
Const + Auto				34,180	35,302	-3.2%				140,379	158,076	-11.2%

GLASS CONTAINERS
Net Sales	2,875	2,576	11.6%	268	224	19.6%	12,011	11,036	8.8%	1,095	938	16.8%
Interd. Sales	23	48	-51.8%	2	4	-47.5%	105	174	-39.4%	10	15	-34.5%
Con. Net Sales	2,852	2,528	12.8%	266	220	20.9%	11,906	10,863	9.6%	1,085	923	17.6%
Expts.	842	755	11.5%	77	66	16.4%	3,306	3,066	7.8%	300	268	12.1%
EBIT	261	201	30.0%	24	17	38.7%	1,303	845	54.2%	118	71	65.9%
Margin(1)	9.1%	7.9%		9.1%	7.9%		10.9%	7.8%		10.9%	7.7%
EBITDA	554	506	9.5%	52	44	18.2%	2,516	2,253	11.7%	229	189	21.1%
Margin (1)	19.4%	20.0%		19.5%	19.9%		21.1%	20.7%		21.1%	20.5%

Glass containers volumes(MM Pieces)
Domestic				1,105	901	22.6%				4,585	3,966	15.6%
Exports				305	288	5.8%				1,237	1,173	5.5%
Total:Dom.+Exp.				1,410	1,189	18.6%				5,822	5,139	13.3%

Soda Ash (Thousand Tons)				154	147	4.8%

CONSOLIDATED (2)
Net Sales	6,145	5,776	6.4%	571	506	12.8%	25,142	24,443	2.9%	2,290	2,091	9.5%
Interd. Sales	24	55	-55.3%	2	5	-51.4%	114	208	-45.3%	10	18	-40.8%
Con. Net Sales	6,120	5,722	7.0%	568	501	13.4%	25,028	24,235	3.3%	2,280	2,074	9.9%
Expts.	1,507	1,581	-4.7%	140	138	1.8%	6,484	6,564	-1.2%	590	559	5.5%
EBIT	292	243	20.1%	27	22	25.2%	1,743	1,415	23.2%	159	121	31.4%
Margin (1)	4.8%	4.2%		4.7%	4.3%		7.0%	5.8%		7.0%	5.8%
EBITDA	789	770	2.6%	74	67	9.9%	3,761	3,761	0.0%	343	318	7.9%
Margin(1)	12.9%	13.5%		13.0%	13.4%		15.0%	15.5%		15.0%	15.3%
(1)EBIT and EBITDA Margins consider Consolidated Net Sales.
(2)Includes corporate companies and others sales and EBIT.
(3) m2B = Reduced Squared Meters

Annexes

CONSOLIDATED AND COMBINED OF VENA AND SUBSIDIARIES, VITRO PACAKAGING AND COMEGUA AND SUBSIDIARIES
Cash Flow from Operations Analysis(1)
(Million)
			YoY%	LTM		YoY%
	1Q06	1Q05	Change	2006	2005	Change

Nominal Dollars
EBITDA	52	44	18.3	229	186	23.3
Net Interest Expense(2)	(34)	(27)	24.0	(92)	(66)	38.8
Capex	(14)	(8)	78.4	(59)	(57)	2.7
Working Capital(3)	(24)	(31)	(22.4)	23	(84)	--
Dividends	(1)	(2)	(27.8)	(1)	(2)	(27.8)
Cash Taxes paid	(49)	(0)		(65)	5	--
Net Free Cash Flow	(70)	(23)	198.6	35	(18)	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes; Clients, Inventories, suppliers, other current assets and liabilities and IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

VITRO ENVASES DE NORTEAMERICA, S.A. DE C.V., VITRO PACKAGING AND EMPRESAS COMEGUA AND SUBSIDIARIES
CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(MILLION)
FOR THE PERIODS,

	First Quarter							LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.
Consolidated Net Sales	2,866	2,566	11.7	267	223	19.8	11,973	10,651	12.4	1,091	905	20.6
Cost of Sales	2,200	1,984	10.9	205	172	19.0	8,970	8,272	8.4	818	702	16.4
Gross Income	667	582	14.5	62	51	22.3	3,004	2,379	26.3	274	202	35.3
SG&A Expenses	408	383	6.3	38	33	13.6	1,705	1,572	8.4	156	134	16.0
Operating Income	259	199	30.3	24	17	39.1	1,299	807	60.9	118	68	73.1

Interest Expense	192	196	(2.0)	18	17	7.3	761	657	15.9	70	55	26.6
Interest Income	(27)	(12)		(3)	(1)		(93)	(37)	149.8	(8)	(3)	168.2
Other Financial Expenses	186	112	66.6	18	10	82.5	324	258	25.6	30	22	38.9
Exchange Loss (Gain)	115	14	700.8	10	1	846.7	(75)	70	--	(7)	5	--
Gain from Monet. Position	(45)	(38)	18.3	(4)	(3)	29.3	(200)	(206)	(2.5)	(18)	(17)	6.4
Total Financing Cost	421	272	55.0	39	23	68.5	716	741	(3.4)	66	62	7.6
Other Income	(2)	(7)	76.8	(0)	(1)	74.6	(59)	(70)	(15.9)	(5)	(6)	9.6
Inc. (loss) bef. Tax & PSW	(164)	(80)	(104.4)	(15)	(7)	(132.3)	524	(5)	--	46	1	--
Income Tax and PSW	(32)	(42)	25.1	(3)	(4)	19.4	40	40	0.3	4	3	6.9
Net Inc. (loss) Cont. Opns.	(132)	(38)	(248.7)	(12)	(3)	(309.5)	483	(45)	--	43	(3)	--
(Loss) on disposal of discontinued operations	-	-		-	-		-	33	--	-	3	--
Income (loss)of Discont. Oper.	-	0	--	-	-		0	0	(100.0)	(0)	0	--
Extraordinary Items, Net	-	-		-	-		(120)	-		(11)	-
Net Income (Loss)	(132)	(38)	(248.7)	(12)	(3)	(309.5)	364	(11)	--	32	(0)	--

EBITDA	552	504	9.5	52	44	18.3	2,512	2,207	13.8	229	186	23.3

Vitro Envases Norteamerica y Subsidiarias, Vitro Packaging y Empresas Comegua y Subsidirias
BALANCE GENERAL COMBINADO Y CONSOLIDADO
Al 31 de Marzo, (En millones)

	Pesos Constantes			Dolares Nominales

BALANCE GENERAL	2006	2005	% Var.	2006	2005	% Var.	INDICADORES FINANC.	1T06	1T05
Efevo. y equiv. de Efevo.	648	416	55.9	59	36	63.3	Deuda/UAFIR Flujo (UDM, veces)	2.6	2.7
Clientes	807	834	(3.3)	74	73	1.4	UAFIR F/Total Gto. Fin. Neto (UDM, veces)	2.5	2.5
Inventarios	1,528	1,809	(15.5)	140	158	(11.4)	Deuda/Capital (veces)	1.8	1.8
Documentos por cobrar a filailes	591	(0)	--	54	(0)	--	Pasivo Total/ Cap. Cont. (veces)	2.8	3.0
Otros Activos Circulantes	1,132	656	72.4	104	55	88.9	Act. Circ./Pas. Circ. (veces)	1.0	1.3
Activo Circul. Total	4,705	3,715	26.7	432	323	33.8

Terr., Maquin., y Equipo	8,039	8,532	(5.8)	738	742	(0.5)
Activos Diferidos	602	667	(9.7)	55	58	(4.3)
Otr. Act. de Largo Plazo	37	32	14.8	3	3	19.5
Activos Totales	13,384	12,946	3.4	1,229	1,125	9.2

Deuda Corto Plazo & Venc. Deuda Largo Plazo	2,076	602	245.2	191	52	264.3
Documentos por pagar a filailes	112	122	(8.3)	10	11	(2.7)
Proveedores	852	888	(4.1)	78	77	1.4
Otras Cuentas por Pagar	1,757	1,342	30.9	161	117	38.3
Pasivo Circul. Total	4,797	2,954	62.4	440	257	71.6
Deuda a Largo Plazo	4,289	4,622	(7.2)	394	400	(1.6)
Documentos por pagar a filailes largo plazo	(0)	705	-	(0)	61	-
Otr. Pasivos Largo Plazo	792	1,414	(44.0)	73	123	(40.8)
Pasivo Total	9,878	9,695	1.9	907	841	7.9

Interes Mayoritario	2,765	2,490	11.0	254	217	16.9
Interes Minoritario	741	761	(2.6)	68	67	0.9
Suma del Capital Contable	3,506	3,251	7.8	322	284	13.1
Vitro Envases Norteamerica and Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Million of constant Mexican pesos as of March 31,2006)

	FOR THE THREE MONTHS PERIOD
	ENDED March 31
	2006	2005
OPERATING ACTIVITIES:
Net (loss) from continuing operations	(132)	(38)
Items that did not require (generate) resources:
Depreciation and amortization	254	269
Amortization of debt issue costs	16	68
Provision for seniority premium and pension	39	36
Write-off and loss on sale of fixed assets	(1)	(0)
Market value of derivatives	34	-
Deferred income tax and workers profit sharing	(239)	(262)
	(30)	73
(Increase) in trade receivables	(31)	54
Decrease (increase) in inventories	(26)	(165)
Increase (Decrease) in trade payables	(19)	31
Change in other current assets and liabilities, net	(650)	(183)
Pension funding payments	(34)	(24)
Resources generated from continued operations	(790)	(214)
Net income from discontinued opetrations	-	0
Proceeds from disposal of discontinued operations	-	-
Operating assets and liabilities from discontinued operations	-	-
Resources generated from operations	(790)	(214)
FINANCING ACTIVITIES:
Bank loans	434	329
Notes payable to affiliates	110	116
Payment of dividends	(12)	(17)
Increase of capital stock	-	-
Effect from discontinued operations	-	-
Resources used in financing activities	532	427
INVESTING ACTIVITIES:
Investment in land and buildings, machinery and equipment, and construction in progress	(114)	(91)
Sale of fixed assets	1	0
Investment in deferred charges	(1)	(74)
Notes receivable from affiliates	75	22
Long term receivables	(1)	(1)
Investment in subsidiaries	-	-
Effect from discontinued operations	-	-
Resources used in investing activities	(41)	(144)
Decrease in cash and cash equivalents	(299)	69
Balance at the beginning of year	947	347
Balance at the end of the period	648	416

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, theregistrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By /s/ Claudio L. Del Valle Cabello
___________________________
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 25, 2006